Filed by St. Jude Medical, Inc.

Pursuant to Rule 425 under the Securities Act of 1933, As Amended

Subject Company: AGA Medical Holdings, Inc.

Commission File No 001-34494

CONTACTS:

JC Weigelt	Amy Jo Meyer
Investor Relations	Media Relations
Tel 651 756 4347	Tel 651 756 3029
jweigelt@sjm.com	ameyer@sjm.com

St. Jude Medical Announces Final Results of its Exchange Offer for AGA Medical

ST. PAUL, Minn. — Nov. 23, 2010 — St. Jude Medical, Inc. (“St. Jude Medical”) (NYSE: STJ) today announced the final results of the elections of stockholders of AGA Medical Holdings, Inc. (“AGA Medical”) whose shares were validly tendered and acquired for payment in St. Jude Medical’s previously announced exchange offer for AGA Medical common stock that expired on November 17, 2010.

A total of 49,082,864 shares of AGA Medical’s common stock, representing approximately 97.62 percent of AGA Medical’s outstanding common stock, were validly tendered and acquired in the exchange offer. As of November 17, 2010, AGA Medical had 50,279,409 shares of common stock outstanding.

Of the shares tendered, cash elections were made with respect to 30,988,876 shares, or approximately 63.1 percent of the shares tendered, and stock elections were made with respect to 18,093,988 shares, or approximately 36.9 percent of the shares tendered. Accordingly, the cash election was oversubscribed. As a result, AGA Medical stockholders who elected cash consideration will receive $20.80 in cash without interest per AGA Medical share for 79.194328 percent of the shares of AGA Medical common stock tendered by such stockholder subject to a cash election and 0.540 of a share of St. Jude Medical common stock per AGA Medical share for 20.805672 percent of the shares of AGA Medical common stock tendered by such stockholder subject to a cash election. AGA Medical stockholders who elected stock consideration will receive 0.540 of a share of St. Jude Medical common stock per AGA Medical share tendered subject to a stock election. Any fractional shares of St. Jude Medical common stock to which AGA Medical stockholders are entitled shall be aggregated with all other fractional shares of all other AGA Medical stockholders. Those aggregated shares will be sold in the open market by Wells Fargo Bank N.A., as exchange agent for the AGA Medical stockholders having an interest in those shares, and those AGA Medical stockholders will be entitled to their proportional share of the cash proceeds, without interest, from that sale.

As previously announced, on November 18, 2010 pursuant to the agreement and plan of merger and reorganization (“Merger Agreement”), Asteroid Subsidiary Corporation, an indirect, wholly-owned subsidiary of St. Jude Medical (“Asteroid Subsidiary”), merged with and into AGA Medical pursuant to a short-form merger completed using the procedures available under Delaware law. 50 percent of the AGA Medical shares to be surrendered in the merger were converted into the right to receive $20.80 in cash, without interest, and 50 percent of the AGA Medical shares to be surrendered in the merger were converted into the right to receive 0.540 of a share of St. Jude Medical common stock per each share of AGA Medical common stock. As a result of the merger, shares of AGA Medical common stock ceased to be traded on the NASDAQ Global Select Market after the close of trading on November 18, 2010.

Also as previously announced, on November 18, 2010 following the merger described above, AGA Medical merged with and into Asteroid Holdings, Inc., a wholly-owned subsidiary of St. Jude Medical. Prior to that merger, St. Jude Medical and AGA Medical received opinions from their respective counsel that the exchange offer, the first merger and the second merger, all taken together, will constitute a “reorganization” within the meaning of Section 368 of the Internal Revenue Code of 1986, as amended.

About St. Jude Medical

St. Jude Medical, Inc. develops medical technology and services that focus on putting more control into the hands of those who treat cardiac, neurological and chronic pain patients worldwide.  The company is dedicated to advancing the practice of medicine by reducing risk wherever possible and contributing to successful outcomes for every patient.  St. Jude Medical is headquartered in St. Paul, Minn. and has four major focus areas that include cardiac rhythm management, atrial fibrillation, cardiovascular and neuromodulation.  For more information, please visit www.sjm.com.

Forward-Looking Statements

This news release contains forward-looking statements that involve risks and uncertainties.  Such forward-looking statements include the expected structure and timetable for the transaction between St. Jude Medical and AGA Medical.  The statements in this release are based upon current expectations and are subject to certain risks and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements, including risks related to the integration of AGA Medical into St. Jude Medical and the anticipated future benefits resulting from the acquisition of AGA Medical.  These risks and uncertainties include those arising from factors beyond the companies’ control as well as the risk factors and other cautionary statements described in St. Jude Medical’s filings with the SEC. Please refer to the Risk Factors section of the Registration Statement for a further list and description of additional business risks, uncertainties, and other factors that may affect these statements.  All subsequent written and oral forward-looking statements attributable to St. Jude Medical or AGA Medical or any person acting on their behalf are qualified by the cautionary statements in this section.

Important Additional Information

This press release does not constitute an offer to purchase, or a solicitation of an offer to sell, shares of common stock of AGA Medical, nor is it a substitute for the Registration Statement and tender offer materials that St. Jude Medical filed with the Securities and Exchange Commission (“SEC”) on October 20, 2010, each as amended.

In addition to the Registration Statement described above, St. Jude Medical files annual, quarterly and current reports, proxy statements and other information with the SEC.  The Registration Statement and any other relevant materials, and any other documents filed with the SEC by St. Jude Medical are available without charge at the SEC’s website at www.sec.gov, or from the company’s website at www.sjm.com.